Supplement dated December 21, 2005, to supplement dated July 6, 2005, to prospectus supplement dated June 20, 2005 (to prospectus dated March 22, 2005)

$110,175,000

(Approximate)

American Home Mortgage Investment Trust 2005-2

Issuer

American Home Mortgage Servicing, Inc.

Master Servicer

American Home Mortgage Securities LLC

Depositor

American Home Mortgage Investment Trust 2005-2,

Mortgage-Backed Notes, Series 2005-2

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated June 20, 2005.

Subject to the terms and conditions set forth in an underwriting agreement dated December 21, 2005, the Depositor has agreed to sell, and the Underwriter has agreed to purchase, Class I-A-2 Notes (the “Notes”). Distribution of the Notes will be made from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to the Depositor from the sale of the Notes, before deducting expenses payable by the Depositor, will be approximately 99.89% of the aggregate initial Note Principal Balance of the Class I-A-2 Notes, plus accrued interest on the Notes from November 25, 2005, but before deducting expenses. In connection with the purchase and sale of the Notes, the Underwriter may be deemed to have received compensation from the Depositor in the form of underwriting discounts.

The Notes are offered subject to (i) receipt and acceptance by the Underwriter, (ii) prior sale, and (iii) the Underwriter’s right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Notes are expected to be delivered through the facilities of DTC, Clearstream, Luxembourg and the Euroclear System on or about December 22, 2005.

The underwriting agreement provides that the Depositor and the Seller, jointly and severally, will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.

The master servicer provides monthly unaudited reports concerning the trust fund ("Securityholder Reports") to all registered holders of each class of Offered Notes as described in the Prospectus under "Description of the Securities—Reports to Securityholders." The Securityholder Reports are filed with the Commission as required under the Exchange Act and the Commission's related rules and regulations. All Securityholder Reports filed prior to the termination of the offering of the Class I-A-2 Notes are incorporated in this Supplement by reference and can be obtained at www.sec.gov.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the Notes offered by this supplement and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Notes, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus for 90 days after the date of this prospectus supplement.

Lehman Brothers

Underwriter